April 10, 2008
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
RE:	UDR, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 26, 2008 File No. 001-10524
Dear Mr. Gordon:
This letter is in response to your comment letter dated March 27, 2008 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed by UDR, Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 10-K for the year ended December 31, 2007
Critical Accounting Policies and Estimates, page 29
1.	Please tell us why you have not included your accounting policy related to recording gains on the sale of land and depreciable property especially if you have continuing involvement with the respective property.
UDR routinely disposes of multifamily apartment communities. Historically, UDR has not maintained any continuing involvement with those communities after the sale. During 2007, UDR sold a portfolio of assets and maintained a form of continuing involvement with the properties through a retained ownership interest. This disposal and the related continuing involvement was disclosed in the Management’s Discussion and Analysis section of the Form 10-K under Investing
1745 Shea Center Dr., Suite 200
Highlands Ranch, CO 80129
Tel: 720.283.6120
Fax: 720.283.2453
www.udr.com

Mr. Daniel L. Gordon
April 10, 2008

Activities on page 32, as well as in the financial statements in footnote 4, Joint Ventures, on page 64. A critical accounting policy was not included in UDR’s Management’s Discussion and Analysis regarding real estate sales as the Company did not believe this policy to be one that requires significant judgment or estimation.
However, to enhance our disclosure related to the disposition of real estate assets, UDR will include the following accounting policy footnote in our financial statements in future filings:
Real Estate Sales
The Company accounts for sales of real estate in accordance with FASB Statement No. 66, Accounting for Sales of Real Estate (“SFAS 66”). For sale transactions meeting the requirements for full accrual profit recognition, we remove the related assets and liabilities from our consolidated balance sheet and we record the gain or loss in the period the transaction closes. For sales transactions that do not contain continuing involvement or if the continuing involvement with the property is limited by the terms of the sales contract, we recognize profit at the time of sale. For sales transactions that do not meet the full accrual sale criteria due to continuing involvement, we evaluate the nature of the continuing involvement and account for the transaction under an alternate method of accounting rather than as a full accrual sale, based on the nature and extent of our continuing involvement.
Sales to entities in which we retain or otherwise own an interest are accounted for as partial sales under paragraphs 33-36 of SFAS 66. If all other requirements for recognizing profit under the full accrual method have been satisfied and no other forms of continuing involvement are present, we recognize profit proportionate to the outside interest in the buyer. In transactions accounted by us as partial sales, we determine if the buyer of the majority equity interest in the venture was provided a preference as to cash flows in either an operating or a capital waterfall. If a cash flow preference has been provided, we recognize profit only to the extent that proceeds from the sale of the majority equity interest exceed costs related to the entire property.
Note 4 — Joint Ventures, page 64
2.	Please provide us with more information regarding the joint venture that was formed in November 2007. It appears that you sold nine operating properties and contributed one property under development to the joint venture in return for a 20% interest in the joint venture. Please tell us the amount of gain and/or deferred gain recorded in the transaction

Mr. Daniel L. Gordon
April 10, 2008

and how you determined the respective amounts. Also, if you recorded a gain tell us how you determined that it was appropriate to record a gain and cite the applicable accounting literature. For reference see SFAS 66.
On November 5, 2007, UDR TX Fund LLC, an indirect wholly owned subsidiary of UDR (“TX JV”), and an unrelated institutional Investor (“Investor”) entered into a joint venture, UDR Texas Ventures, LLC (“Venture”). The purpose of the Venture is to acquire, reposition, develop, renovate, manage and sell multifamily residential properties. TX JV is the managing member of the entity and has a 20% equity interest. TX JV does not control the Venture as Investor has substantive participating rights. Therefore, the Venture is accounted for by TX JV under the equity method of accounting.
Immediately prior to the transactions, affiliates of TX JV owned nine operating multifamily communities and one multifamily community under development. Upon formation of the Venture, Investor contributed cash and affiliates of TX JV contributed cash and the partially developed multifamily property. After these contributions were made, the equity positions in the Venture were 80% (Investor) and 20% (TX JV). The net book value of the property contributed by TX JV to the Venture was approximately $10 million.
In order to determine the accounting for real estate contributed to a joint venture, Statement of Position 78-9, Accounting for Real Estate Ventures (“SOP 78-9”), was considered. SOP 78-9, paragraph 30, states that real estate contributed to a real estate venture should generally be recorded at its net book value and no gain or loss be recognized at the time of contribution. SOP 78-9 goes on to state that some transactions that are structured as capital contributions are in economic substance, sales. Therefore, the Company considered the appropriate treatment for this transaction. TX JV did not receive any cash related to the contribution but was given credit in our capital account for the book value of the asset contributed Accordingly, we concluded that the transaction was a contribution rather than a sale and no gain was recognized on the asset contribution.
In addition to the initial formation and contribution transactions described above, TX JV sold 9 apartment communities to the Venture. At the time of the transaction, TX JV sold the assets to the Venture at fair value determined through negotiations with Investor and promptly received cash for the properties. The source of the cash was the capital contribution made by Investor and proceeds from new debt financing obtained on the portfolio. TX JV and its affiliates have no restrictions on the use of cash received from the sale and have not issued any guarantees or other forms of support obligations to the Venture. Additionally, there are no commitments to reinvest those proceeds in the

Mr. Daniel L. Gordon
April 10, 2008

Venture. Under SOP 78-9 this transaction is in-substance a sale of assets and not a contribution. Accordingly, TX JV reviewed Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“SFAS 66”), to determine the amount of gain to be recognized at the time of sale. In order for 100% of the gain to be recognized, each of the following criteria must be met:
A.	Sale must be consummated

B.	Buyer’s investment is adequate and demonstrates a commitment to pay for the property

C.	Seller’s receivable is not subject to subordination

D.	Usual risks and rewards of ownership have transferred to the buyer and the buyer does not have a substantial continuing involvement with the property
On November 5, 2007, the sale was consummated and title to the assets was transferred. The Venture had obtained financing of approximately $232 million, which when combined with the approximately $82 million cash contribution from Investor, was sufficient to purchase the 9 properties for approximately $314 million (net of closing costs, prorations and real estate tax and capital expenditure escrows). TX JV or its affiliates have not issued any guarantees to the Investor or to the Venture, nor have they guaranteed the Venture’s indebtedness. The sales price was paid in cash and no receivable was issued by TX JV. The risk and rewards of ownership were transferred at the time of closing and TX JV does not have continuing involvement other than through its equity ownership in the Venture. Therefore, the transaction qualifies for sale accounting treatment under SFAS 66. However, since TX JV has continuing involvement with the Venture, paragraphs 33-36 of SFAS 66 must be considered, as follows:
33. The seller has made a partial sale. A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if:
a.	The buyer is independent of the seller.

b.	Collection of the sales price is reasonably assured.

c.	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.
34. If the buyer is not independent of the seller, for example, if the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale. If the seller controls the buyer, no profit on the

Mr. Daniel L. Gordon
April 10, 2008

sale shall be recognized until it is realized from transactions with outside parties through sale or operations of the property.
35. If collection of the sales price is not reasonably assured, the cost recovery or installment method of recognizing profit shall be used.
36. If the seller is required to support the operations of the property after the sale, the accounting shall be based on the nature of the support obligation. For example, the seller may retain an interest in the property sold and the buyer may receive preferences as to profits, cash flows, return on investment, and so forth. If the transaction is in substance a sale, the seller shall recognize profit to the extent that proceeds from the sale, including receivables from the buyer, exceed all of the seller’s costs related to the entire property.
TX JV meets the criteria set forth in paragraphs 33-36 above and, therefore, recognized this transaction as a partial sale of real estate and recognized profit proportionate to Investor’s interest in the Venture. When making this determination, UDR confirmed that we have no obligation to support the operations of the Venture beyond our proportionate interest. Also, as previously stated, we do not control the Venture due to the fact that Investor has substantive participating rights in the Venture. Furthermore, the Venture agreement does not contain any preferences to Investor with respect to any profits, cash flows or return on its investment.
As a result of this analysis, TX JV recorded a gain on the partial sale of $113.8 million and did not recognize a gain on its retained interest in the Venture of 20%, or $28.5 million.
We trust the responses above adequately address the Staff’s comments set forth in its comment letter dated March 27, 2008. Further, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
April 10, 2008

Please direct any comments or inquires regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.

Sincerely,
/s/ David Messenger
David Messenger
Senior Vice President and Chief Accounting Officer

Cc:	Warren L. Troupe, UDR, Inc. Mark Kaspar, Ernst & Young, LLP